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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. (1)*

                             Haverfield Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    419411103
                                 (CUSIP Number)

                                 Gideon J. King
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7023

 (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                September 2, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 419411103

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOC IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES                113,525 Shares
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             113,525 Shares
PERSON WITH      10  SHARED DISPOSITIVE POWER
                      -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         113,525 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.96%

14 TYPE OF REPORTING PERSON*
         PN, BD

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                                  SCHEDULE 13D

CUSIP NO. 419411103

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                10,330 Shares
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY               7,055 Shares
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             10,330 Shares
PERSON WITH      10  SHARED DISPOSITIVE POWER
                       7,055 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,385 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.91%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA

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Item 1.  Security and Issuer.

                  No change.

Item 2.  Identity and Background.

                  No change.

Item 3.  Source and Amount of Funds or Other Compensation.

                  No change.

Item 4.  Purpose of transaction.

                  No change.

Item 5.  Interest in Securities of the Issuer.

(a) The persons reporting hereby owned the following shares of Common Stock as of September 2, 1997.
                                           Shares of Common Stock

Loeb Arbitrage Fund                              113,525
Loeb Partners Corporation*                        17,385
                                                 130,910

This constitutes 6.87% of the 1,906,349 outstanding shares as reported by the issuer.
-------------------------
* Including 7,055 shares purchased for the accounts of two customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchase of Common Stock has been made in the last sixty (60) days by the following:
                                        Purchases of Common Stock

Holder                      Date             No. of Shares              Price
Loeb Arbitrage Fund         07-18-97              770                   $26.08
                            07-31-97           13,125                    27.12
                            08-20-97            5,170                    26.77
                            08-25-97            4,312                    26.54
                            09-02-97           10,436                    27.05

Loeb Partners Corporation*  07-18-97              130                  $26.08
                            07-31-97            2,075                   27.13
                            08-20-97              830                   26.77
                            08-25-97              688                   26.55
                            09-02-97            1,674                   27.05


-----------------
* Including 7,055 shares purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 1997                            Loeb Arbitrage Fund
                                         By: Loeb Arbitrage Management,

                                             -----------------------------
                                         By: /s/ Arthur E. Lee
                                                 Arthur E. Lee, President



September 4, 1997                             Loeb Partners Corporation

                                              -----------------------------
                                         By: /s/ Arthur E. Lee
                                                 Arthur E. Lee
                                                 Executive Vice President